ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

April 12, 2019	Lisa Mikhail Henry T +1 617 951 7780 lisa.henry@ropesgray.com

VIA EDGAR
Division of Investment Management
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549
Attn: Raymond A. Be

Re:	Homestead Funds Trust (the "Registrant") File Nos. 811-23429; 333-229995
Dear Mr. Be:

Thank you for your letter dated March 28, 2019 (the "Comment Letter"), setting forth comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") on the Trust's initial registration statement on Form N-1A (the "Registration Statement"), which was filed with the SEC on March 1, 2019.
The following sets forth the Trust's responses to the Staff's comments.  Capitalized terms not defined herein shall have the same meanings ascribed to them in the Registration Statement.
General

1.
Comment: Portions of the registration statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response: The Trust intends to include all required information and exhibits to the Trust's registration statement in one or more pre-effective amendments filed prior to effectiveness.
2.	Comment: Confirm that the Fund's agent for service is identified on the cover page of the Registration Statement.
Response: The Trust confirms that the Fund's agent for service is identified on the cover page of the registration statement. The Fund's agent for service is Jack Delaney, Esq.
Prospectus
Prospectus Summary
3.
Comment: Please confirm that the expense limitation agreement will be in effect for at least one year from effective date of the registration statement. If not, delete the reference to the fee waiver/expense reimbursement both in the fee table and its footnote. Additionally, if the fee waiver/expense reimbursement is subject to recoupment, please disclose the terms of recoupment and ensure the recoupment period is limited to three years from the date of the waiver/reimbursement. Please also disclose, in the footnote or in the item 10 disclosure, that any recoupment will not cause the Fund's expense ratio (after the repayment is taken into account) to exceed both: (1) the expense cap in effect at the time of waiver/reimbursement; and (2) the expense cap in effect at the time of recoupment.

Response: The Trust confirms that the expense limitation agreement will be in effect for at least one year from the effective date of the Registration Statement. The Trust confirms that the fee waiver/expense reimbursement is not subject to recoupment.
Principal Investment Strategies
4.
Comment: The disclosure lists a broad range of fixed-income debt securities in which the Fund intends to invest. Please clarify the types of fixed income debt securities the Fund intends to use principally to achieve its investment objectives.

Response:  The requested change has been made. The Trust has revised the disclosure as follows:
"Under normal circumstances, the Fund intends to invest at least 80% of its net assets (plus the amount of borrowings for investment purposes) in fixed-income debt securities. These investments primarily include ~~may include, without limitation,~~ commercial paper; corporate bonds; U.S. Treasury securities; securities issued or guaranteed by U.S. Government entities, its agencies or instrumentalities; municipal bonds, mortgage-backed securities, including, without limitation, collateralized mortgage obligations…"

5.
Comment: The disclosure states the Fund may invest up to 20% of its assets in "other instruments, including…"). Delete the phrase "including" and state specifically the types of securities in which the Fund will invest principally.

Response: The Trust has revised the disclosure as follows:
"The Fund may invest up to 20% of its assets in other instruments, primarily including~~,~~ preferred stock (fixed maturity and perpetual), convertible bonds, and exchange~~d~~-traded funds ("ETFs")."

6.
Comment: We note that the fund invests in convertible securities. If the fund invests or expects to invest in contingent convertible securities ("CoCos"), the fund should consider what, if any, disclosure is appropriate. The type and location of disclosure will depend on, among other things, the extent to which the fund invests in CoCos, and the characteristics of the CoCos, (e.g., the credit quality, the conversion triggers). If CoCos are or will be a principal type of investment, the fund should provide a description of them and should provide appropriate risk disclosure.

Response: The Trust confirms that the Fund does not expect to invest in CoCos.
7.
Comment: In discussing duration, please clarify that a greater sensitivity to changes in interest rates typically corresponds to higher volatility and higher risk. Further, include a brief example of duration in the prospectus (e.g., For instance, a duration of "three" means that a security's price would be expected to decrease by approximately 3% with a 1% increase in interest rates).

Response: The Trust respectfully submits that the Fund includes an example of duration in the prospectus in the section "Description of Fund Risks – Interest Rate Risk." The Trust has added disclosure that greater sensitivity to changes in interest rates typically corresponds to higher volatility and higher risk.

Principal Risks

8.	Comment: Organize the risk factor section by order of significance to the Fund, rather than alphabetically.
Response: The requested change has been made.

9.	Comment: Under "Principal Investment Strategies," the disclosure states the Fund intends to invest in preferred stock and convertible bonds. Add corresponding risk factors.
Response:  The requested change has been made.

10.	Comment: Under "Investments in Other Investment Companies Risk," add disclosure that such investments involve duplicative fees and expenses.
Response: The requested change has been made.

11.	Comment: Under "Limited Operating History," revise the disclosure to state the Fund has no operating history.
Response: The requested change has been made.
Additional Information About the Fund
12.
Comment: The disclosure states, "For this purpose, the terms also include instruments that are intended to provide one or more of the characteristics of a direct investment in one or more debt securities." Clarify this sentence to specify which "other instruments" the Fund intends to use principally.

Response: The Trust has revised the Fund's disclosure to remove the above-referenced sentence.
Description of Fund Risks
13.
Comment: Under "High Yield Securities Risk," the disclosure states the Fund may not invest in securities rated C or below by Moody's or D or below by S&P. This sentence is inconsistent with the Fund's principal investment strategy that the Fund may invest in an issuer of any credit quality. Please reconcile. In addition, if these securities constitute a material part of the Fund's principal investment strategy, discuss in appropriate locations in the prospectus.

Response: The Trust has revised the prospectus to remove the following sentence: "The Fund may not invest in securities rated, at the time of investment, C or below by Moody's or D or below by S&P, or the equivalent as determined by the Fund's adviser." The Trust believes that the Fund's principal investment strategy adequately discloses the Fund's investments in below-investment grade securities.
14.
Comment: Under "Investments in Other Investment Companies Risk," the disclosure states the Fund may invest in open-end funds, closed-ends fund and ETFs. The principally strategy currently only discloses intended investment in ETFs. Please reconcile.

Response: The Trust has revised the Fund's principal investment strategy as follows: "The Fund may invest up to 20% of its assets in other instruments, primarily including~~,~~ preferred stock (fixed maturity and perpetual), convertible bonds, and other investment companies, including open-end funds, closed-end funds and exchange~~d~~-traded funds ("ETFs")."
Additional Tax Information
Taxes on Dividends and Distributions
15.	Comment: Unless the Fund intends to distribute a return of capital, delete the sentences referring to distributions that exceed its current and accumulated earnings and profits.
Response: The Trust confirms that the Fund does not intend to distribute a return of capital. The Trust has deleted the following sentences from the prospectus: "A return of capital distribution occurs when the Fund's aggregate distributions during a taxable year exceed its current and accumulated earnings and profits. A return of capital is not taxable, but it reduces your cost basis in your shares, and thus reduces any loss or increases any gain on a subsequent sale of your shares."
Account Transactions
How to Exchange Shares
16.
Comment: The Fund currently is the only series and class of the Trust. Supplementally advise us if there are other funds that shareholders may exchange into at this time. If not, we suggest adding disclosure indicating that, while the fund currently does not have other series to exchange into, when it does add other series, these will be the procedures to exchange into those other series.

Response: The Trust confirms that shareholders of the Fund may exchange into series of Homestead Funds, Inc., another investment company managed by RE Advisers consisting of eight separate series.
How to Sell Shares
17.	Comment: The disclosure states that a shareholder may sell shares "by check." Explain supplementally what this means or delete.
Response: The prospectus has been revised to remove this reference.
Fund Pricing, Policies and Fees
Valuation Methodology
18.	Comment: The disclosure states, "For purposes of the Valuation Procedures, the process described in (3) is deemed to be a fair valuation." Clarify what "(3)" is referring to.
Response: The prospectus has been revised to replace "(3)" with "(2)."
Performance Information of Certain Other Accounts
19.	Comment: Confirm that performance of the Composite is adjusted by deducting the Fund's expenses listed in its fee table and includes the maximum applicable sales load.
Response: The Trust confirms that the performance of the Composite "net of fees" is adjusted by deducting the Fund's expenses listed in the fee table. The Fund does not charge a sales load.
20.	Comment: In the table, present the "net of fees" return more prominently (i.e., as the first line of the table).
Response: The requested change has been made.
21.	Comment: Represent supplementally that the use of adjusted fees/expenses does not result in performance that is higher than what would have been achieved using the actual fees/expenses.
Response: The Trust confirms that the use of adjusted fees and expenses does not result in performance that is higher than what would have been achieved using the Composite's actual fees and expenses.
22.
Comment: Represent supplementally that the Fund has the records necessary to support the calculation of the performance as required by rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended (the "Advisers Act").

Response: The Trust confirms that the Fund has records necessary to support the calculation of the performance as required by rule 204-2(a)(16) under the Advisers Act.
Statement of Additional Information
Investment Restrictions
23.
Comment: The Fund's concentration policy states the Fund may not: Concentrate its investments in any particular industry (excluding U.S. Government or any of its agencies or instrumentalities), but if it is deemed appropriate for the achievement of the Fund's investment objective, up to 25% of its total assets may be invested in any one industry, except that the Fund will normally invest at least 25% of its total assets (i.e., concentrate) in mortgage-related assets and asset-backed instruments issued by government agencies or other governmental entities or by private originators or issuers, and other investments that RE Advisers considers to have the same primary economic characteristics.

a.
Delete the phrase "but if it is deemed appropriate for the achievement of the Fund's investment objective," as this appears to reserve discretion as to when or whether the Fund would concentrate. See Sections 8(b) and 13(a) of the ICA.

Response: The Registration Statement has been revised as follows:
The Fund may not:
(1) Concentrate its investments in any particular industry (excluding U.S. Government or any of its agencies or instrumentalities)~~, but if it is deemed appropriate for the achievement of the Fund's investment objective, up to 25% of its total assets may be invested in any one industry~~, except that the Fund will normally invest at least 25% of its total assets (i.e., concentrate) in mortgage-related assets and asset-backed instruments issued by government agencies or other governmental entities or by private originators or issuers, and other investments that RE Advisers considers to have the same primary economic characteristics.
b.
Clarify the disclosure to state (if accurate) the Fund intends to concentrate its investments in mortgage-related assets and asset-backed instruments. If accurate, revise the Item 4 disclosure to note the Fund will concentrate and identify the corresponding risks of concentration.

Response: The requested change has been made. The Trust has added the following to the Fund's principal investment strategies:
 "As a matter of fundamental policy, the Fund will normally invest at least 25% of its total assets (i.e., concentrate) in mortgage-related assets and asset-backed instruments issued by government agencies or other governmental entities or by private originators or issuers, and other investments that RE Advisers considers to have the same primary economic characteristics."
The Trust has added the following to "Fund Summary – Principal Risks."
Focused Investment Risk    A fund that invests a substantial portion of its assets in a particular market, industry, sector, group of industries or sectors, country, region, group of countries or asset class is subject to greater risk than a fund that invests in a more diverse investment portfolio. In addition, the value of such a fund is more susceptible to any single economic, market, political or regulatory or other occurrence affecting, for example, the particular markets, industries, regions, sectors or asset classes in which the fund is invested. This is because, for example, issuers in a particular market, industry, region, sector or asset class may react similarly to specific economic, market, regulatory, political or other developments. The particular markets, industries, regions, sectors or asset classes in which the Fund may focus its investments may change over time and the Fund may alter its focus at inopportune times, except that as a matter of fundamental policy, the Fund will normally invest at least 25% of its total assets (i.e., concentrate) in mortgage-related assets and asset-backed instruments issued by government agencies or other governmental entities or by private originators or issuers, and other investments that RE Advisers considers to have the same primary economic characteristics.
Corresponding changes have been made to the section entitled "Additional Information About the Fund – Description of Fund Risks."
Taxes

Higher-Risk Securities

24.
Comment: The disclosure states the Fund "may invest in debt obligations that are in the lowest rating categories or are unrated." Reconcile this statement with the statement noted above that the Fund will not invest in securities rated C or below by Moody's and D or below by S&P.

Response: Please see the response to Comment 13 above.
Part C: Other Information

Exhibits

25.
Comment: If the fee waiver/expense reimbursement arrangement is part of a written agreement, please supplementally confirm the agreement will be filed as an exhibit to the registration statement pursuant to Item 28(h) of Form N-1A.

Response: The Trust confirms that the fee waiver/expense reimbursement agreement will be filed as an exhibit to the Registration Statement.
* * * * *
We believe that this submission fully responds to your comments.  Please feel free to call me at (617) 951-7780 if you have any questions regarding the foregoing.
Very truly yours,
/s/ Lisa M. Henry
Lisa M. Henry
cc:	Danielle C. Sieverling
Jack Delaney
Bryan Chegwidden
Nathan D. Briggs